United States securities and exchange commission logo





                             February 22, 2021

       Naana Asante
       Chief Executive Officer
       Guskin Gold Corp.
       4500 Great America Parkway, PMB 38, Ste 100
       Santa Clara, CA 95054

                                                        Re: Guskin Gold Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-252375

       Dear Ms. Asante:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Please update your financial statements and all related disclosures to comply with Rule 8-
                                                        08 of Regulation S-X.
 Naana Asante
Guskin Gold Corp.
February 22, 2021
Page 2

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.



                                                         Sincerely,
FirstName LastNameNaana Asante
                                                         Division of
Corporation Finance
Comapany NameGuskin Gold Corp.
                                                         Office of Energy &
Transportation
February 22, 2021 Page 2
cc:       Jessica M. Lockett, Esq.
FirstName LastName